                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                -----------------

                                 INNOVEDA, INC.
                            (Name of Subject Company)

                                 INNOVEDA, INC.
                      (Name of Person(s) Filing Statement)

                                -----------------

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                -----------------

                                    45769F102
                      (CUSIP Number of Class of Securities)

                                -----------------

                                Peter T. Johnson
          Vice President, Business Development and Chief Legal Officer
                                 Innoveda, Inc.
                            293 Boston Post Road West
                          Marlboro, Massachusetts 01752

           (Name, Address and Telephone Number of Person Authorized to
               Receive Notice and Communications on Behalf of the
                          Person(s) Filing Statement).

                                 WITH A COPY TO:
                              John A. Burgess, Esq.
                            Michael J. LaCascia, Esq.
                             Jonathan Wolfman, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                            Telephone: (617) 526-6000
                            Facsimile: (617) 526-5000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[MENTOR GRAPHICS LOGO]                                          [INNOVEDA LOGO]

FOR IMMEDIATE RELEASE


                           MENTOR GRAPHICS CORPORATION
                        AGREES TO ACQUIRE INNOVEDA, INC.

WILSONVILLE, OR, April 23, 2002 -- Mentor Graphics Corporation (Nasdaq: MENT) and Innoveda, Inc. (Nasdaq: INOV) announced today that they have signed a definitive merger agreement providing for Mentor Graphics to acquire all of the outstanding shares of Innoveda for $3.95 per share in cash, for a total purchase price of approximately $160 million. The boards of directors of both companies have approved the merger agreement.

Under the terms of the merger agreement, Indiana Merger Corporation, a wholly-owned subsidiary of Mentor Graphics, will make a tender offer to purchase all outstanding shares of common stock of Innoveda at a price of $3.95 per share in cash. The tender offer will be subject to certain conditions, including the receipt of all necessary government approvals and the tender, without withdrawal prior to the expiration of the offer, of at least a majority of Innoveda's outstanding shares on a fully-diluted basis.

The merger agreement provides for the tender offer, which is expected to commence by April 30, 2002, to be followed by a second step merger in which those shares not tendered will be converted into the right to receive the same $3.95 per share in cash. Stockholders representing approximately 39% of the outstanding shares of Innoveda have entered into support agreements under which they agreed, among other things, to tender their shares in the tender offer and if necessary, to vote their shares in favor of the proposed merger.

The proposed acquisition will significantly broaden Mentor's position in both the PCB systems and wire harness design markets through the integration of Innoveda's complementary solutions. "PCB design continues to increase in complexity, requiring solutions that address challenges with advanced interconnect and signal integrity, as well as provide supply chain integration and data management," said Henry Potts, Vice President and General Manager of Mentor Graphics' systems design division. "These challenges are placing PCB design back in the critical path for systems design and are evident whether you are creating a quick prototype or working in a complex integrated global enterprise."

"Innoveda's technology, products and roadmap provide additional components for the realization of our product strategy to address these challenges," said Mr. Potts. "Mentor is committed to the systems design industry, and intends to continue to support Innoveda's customers."

"We're looking forward to joining the Mentor team, and contributing to its leadership position in PCB and wire harness design and analysis," said William
J. Herman, Chairman and CEO of Innoveda. "We see a great deal of synergy in our respective product lines and development teams, and believe that the combination of our technology and Mentor's proven solutions and market presence will offer tremendous benefits to customers. New challenges in electronic systems and PCB design are driving customers to revisit their entire design solution strategy. This is a great opportunity for us as well as the systems design community."

Needham & Company and Banc of America Securities serve as the financial advisors to Mentor for this acquisition. Robertson Stephens acted as the exclusive financial advisor to Innoveda in this transaction.


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

ABOUT INNOVEDA

Innoveda, Inc. (Nasdaq: "INOV") is a worldwide leader in electronic design automation (EDA) technology, software and services for businesses in the consumer electronics, computer, telecommunications, automotive and aerospace industries. Innoveda's innovative solutions are intended to empower people for mission-critical areas of the design process. Headquartered in Marlboro, Massachusetts, Innoveda has sales offices and research centers worldwide. Additional information can be found at: http://www.innoveda.com/

ABOUT MENTOR GRAPHICS

Mentor Graphics Corporation (Nasdaq: MENT) is a world leader in electronic hardware and software design solutions, providing products, consulting services and award-winning support for the world's most successful electronics and semiconductor companies. Established in 1981, Mentor Graphics reported revenues over the last 12 months of more than $600 million and employs approximately 3,100 people worldwide. Corporate headquarters are located at 8005 S.W. Boeckman Road, Wilsonville, Oregon 97070-7777; Silicon Valley headquarters are located at 1001 Ridder Park Drive, San Jose, California 95131-2314. World Wide Web site: www.mentor.com.

ADDITIONAL INFORMATION

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Innoveda. Innoveda stockholders are advised to read the tender offer statement and the solicitation/recommendation statement regarding the acquisition referenced in this press release, which will be filed with the Securities and Exchange Commission upon the commencement of the tender offer. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. Innoveda stockholders may obtain a free copy of the tender offer statement and the solicitation/recommendation


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

statement when they are available and copies of other documents filed by Mentor Graphics and Innoveda with the SEC at the SEC's Web site at www.sec.gov. The tender offer statement and the solicitation/recommendation statement and these other documents may also be obtained by Innoveda stockholders without cost to them from Mentor Graphics and Innoveda.

                                      # # #

For more information, please contact:
Ry Schwark                              Len Harmon
Mentor Graphics                         Innoveda
(503) 685-1660                          (508) 303-5346
ry_schwark@mentor.com                   lharmon@innoveda.com


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